UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(Amendment No. 2)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company)

CHEMBIO DIAGNOSTICS, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Richard L. Eberly
Chief Executive Officer and President
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763
(631) 924-1135

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:
Sean M. Jones
Julie F. Rizzo
K&L Gates LLP
300 South Tryon Street, Suite 1000
Charlotte, NC 28202
 (704) 331-7400

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Chembio Diagnostics, Inc., a Nevada corporation (the “Company” or “Chembio”), originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 14, 2023 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer by Project Merci Merger Sub, Inc. (“Purchaser”), a Nevada corporation and wholly-owned indirect subsidiary of Biosynex SA, a French société anonyme (“Parent”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), for a purchase price of $0.45 per Share, net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated January 31, 2023, by and among the Company, Parent and Purchaser, the Offer to Purchase, dated February 14, 2023, and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8.	Additional Information.

The subsection of Item 8 of the Schedule 14D-9 entitled “Legal Proceedings” is amended as follows:

The sixth full paragraph of the subsection entitled “Legal Proceedings—Derivative Litigation” is amended and restated as follows (new language underlined):

On February 19, 2023 the court in the Wong action entered an order setting a status conference on March 2, 2023, directing the parties to be prepared to discuss the issues set forth in the joint status letter and whether the stay of the action should be continued. During the March 2 status conference, the parties advised the court of the status of settlement in light of the proposed Merger and took opposing positions regarding the appropriateness of the stay. The court directed the parties to submit, on or before March 8, 2023, simultaneous letter briefings as to whether the stay should remain in place.

The first full paragraph of the subsection entitled “Legal Proceedings—SEC Investigation” is amended and restated as follows (new language underlined and strikethrough language deleted):

~~The SEC Investigation is ongoing, and the Company has recently engaged in discussions with the SEC regarding a potential resolution that would, among other things, involve the payment of a civil penalty. There can be no assurance that the Company will be able to agree on a resolution with the SEC or that the terms of any such resolution will be favorable to the Company. The Company cannot predict the scope, duration or outcome of the investigation or the impact, if any, of the investigation on its results of operations.~~  On March 2, 2023, the Company and the SEC settled the SEC Investigation with the Company agreeing to cease and desist from committing or causing any violations or future violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act and paying a one-time civil monetary penalty of $500,000. Under the terms of the settlement, the Company neither admitted nor denied the SEC’s findings outlined in the SEC order dated March 2, 2023 instituting cease-and-desist proceedings pursuant to Section 8A of the U.S. Securities Act of 1933, as amended.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHEMBIO DIAGNOSTICS, INC.

By:	/s/ Lawrence J. Steenvoorden
	Name:	Lawrence J. Steenvoorden
	Title:	Chief Financial Officer and Executive
Vice President
Dated: March 6, 2023